TAG Oil Files 2008 Results and Independent Report on Reserves

Vancouver, British Columbia – July 29, 2008 – oil and gas producer and explorer, TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF), announces the filing of the Company’s audited consolidated financial statements and the accompanying management’s discussion and analysis, reserves statement and independent evaluator’s report on reserves for the year-ended March 31, 2008, as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically at www.sedar.com or through the Company’s website at www.tagoil.com.

Cheal Oil Field reserves (TAG: 30.5%):
An independent assessment of reserves conducted as of March 31, 2008 has assigned a present value to TAG’s share of proved and probable reserves located at the Cheal oil field of US$28.18 million, based on year end oil prices and a 10% discount rate. The assessment has assigned gross proved and probable reserves within the Cheal oil field of 2.783 million boe.

Financial Results:
During the 2008 fiscal year the Cheal oil field produced 169,737 gross barrels of oil; 154,240 gross barrels were sold with oil prices averaging $87 per barrel. Royalty and production costs averaged $37 per barrel, resulting in a net back per barrel of approximately $50.

TAG recorded $4.1 million in production revenue for the year which is an increase of more than 400% from the 2007 fiscal year. The net loss recorded for the year amounted to $7.98 million, primarily as a result of a $6.56 million write-down related to capitalized property expenditures incurred in prior years and non-cash expenses such as depletion and inventory write-downs amounting to $1.55 million.

Daily production rates from plant start-up to year end averaged 465 barrels of oil gross per day; currently the field is producing approximately 450 barrels of oil per day. A cycling scheme has been initiated in the pool to minimize gas influx and optimize long term oil production. Cheal A7 was successfully drilled earlier in July and will be tied into the Cheal Plant by early September to facilitate production testing.

TAG Oil CEO, Garth Johnson said, “The 2008 fiscal year was a challenging yet rewarding year as we worked hard to achieve our goals. A refocusing of our exploration strategy and full-time production from the completed Cheal facility has allowed us to finish the 2008 fiscal year financially strong and approaching our goal of profitable operations. We look forward to maximizing the value of our assets through increased production, reduction in operating costs and reinvestment of cash flow from the Cheal pool into our high-graded exploration and development projects.”

BOE Cautionary Statement
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl is based on an energy equivalency at the burner tip and does not represent a value equivalency at the wellhead.

About TAG Oil Ltd.
TAG Oil Ltd. is a new oil and gas producer in the Taranaki Basin, New Zealand. TAG, is well funded, debt free and is poised to grow through production, development and exploration drilling on the Company’s high-graded Taranaki exploration acreage.

Contact: Garth Johnson, CEO 1-604-609-3350
Website: http://www.tagoil.com/

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.